UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                            SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                         (Amendment No. 1 )*

               Glyko Biomedical, Ltd. (the "Issuer")
                          (Name of Issuer)

                            Common Stock
                   (Title of Class of Securities)

                             379904 10 5
                           (CUSIP Number)


Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13G

 ----------------------------------------
         CUSIP No. 379904 10 5
 ----------------------------------------
                                            ------------------------------------
                                                         Page 2 of 6 Pages
                                            ------------------------------------

   ------ ----------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          New York Life Insurance Company

   ------ ----------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                               (b) X
   ------ ----------------------------------------------------------------------
     3    SEC USE ONLY

   ------ ----------------------------------------------------------------------
     4    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

   ------ ----------------------------------------------------------------------
      NUMBER OF         5     SOLE VOTING POWER
        SHARES                4,528,750 shares as of June 7, 1996, including
                              2,092,500 shares of Common Stock
     BENEFICIALLY             issuable upon presently exercisable warrants
       OWNED BY              (See Item 4(c) herein)
         EACH
      REPORTING
        PERSON
         WITH
                     -------- --------------------------------------------------
                        6     SHARED VOTING POWER
                              0 (See Item 4(c) herein)

                     -------- --------------------------------------------------
                        7     SOLE DISPOSITIVE POWER
                              4,528,750 shares as of June 7, 1996, including 2,092,500 shares of Common Stock issuable upon presently exercisable warrants
                              (See Item 4(c) herein)

                     -------- --------------------------------------------------
                        8     SHARED DISPOSITIVE POWER
                              0 (See Item 4(c) herein)

   ----------------- -------- --------------------------------------------------
   9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,528,750 shares of Common Stock, including 2,092,500 shares of Common Stock issuable upon presently exercisable Warrants (See Item 4(c).

 ------- -----------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

 ------- -----------------------------------------------------------------------
   11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.5%, including 2,092,500 shares of Common Stock issuable upon presently exercisable warrants

 ------- -----------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON*
         IC, IA
 ------- -----------------------------------------------------------------------

Item 1.

     (a)  Name of the Issuer:      Glyko Biomedical, Ltd. (the "Issuer")

     (b)  Address of the Issuer:   11 Pimentel Court, Novato, CA 94949

Item 2.

     (a)  Name of the Person Filing:   New York Life Insurance Company

     (b)  Address of the Principal Office:  New York Life Insurance Company
                                            51 Madison Avenue
                                            New York, NY 10010-1603


     ( c) Citizenship:     Not Applicable: The Reporting Person is
                            a New York Corporation

      (d) Title of Class of Securities:       Glyko Biomedical Ltd. Common Stock
                                              ("Common Stock" or "Shares")
                                               and presently exercisable
                                               Warrants to purchase
                                               such shares ("Warrants")

      (e) CUSIP Number:    379904 10 5

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-29b), check whether the person filing is a:

     (a)   Broker or Dealer registered under Section 15 of the Act

     (b)   Bank as defined in Section 3(a)(6) of the Act

    ( c) X Insurance Company as defined in section 3(a)(19) of the Act

     (d) Investment Company registered under section 8 of the Investment Company Act

     (e) X Investment Advisor registered under section 203 of the Investment Advisors Act of 1940

     (f) Employment Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sec.240.13d-1-(b)(1)(ii)(F)

     (g)   Parent Holding Company, in accordance with Sec.240.13d-1(b)(ii)(G)

     (h)   Group, in accordance with Sec.240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership

         a. Amount Beneficially Owned

                  At June 7, 1996 , the Reporting Person may be deemed to have beneficially owned an aggregate of 4,528,750 shares of Common Stock, which consist of (i) 2,436,250 shares of Common Stock, and (ii) 2,092,500 shares of Common Stock issuable upon presently exercisable warrants (the "Warrants"). All securities as being deemed owned by the Reporting person were purchased as follows: (a) 1,748,750 shares of Issuer's Common Stock (No Par Value) and Warrants for another 1,748,750 Common Shares were acquired from the Issuer in the first private placement investment April 3, 1995, and (b) 687,500 Common Shares and Warrants for 343,750 additional Shares were acquired from the Issuer June 7, 1996 in the second private placement investment, as now reported by this Amendment No. 1 to Schedule 13G of 1995.

         b. Percent of class

                  At June 7, 1996, the Reporting person may be deemed to have beneficially owned approximately 26.5% of the outstanding shares of Common Stock (including 2,092,500 shares of Common Stock issuable upon presently exercisable warrants). This percentage was calculated based upon 14,567,944 shares of Common Stock outstanding as reported in the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 1995 as being outstanding as of February 28, 1995, plus (2) 2,500,000 shares of Common Stock sold by the Issuer pursuant to private placements on June 7, 1996.

         c. Power to vote or direct the vote and dispose or direct the disposition of securities

                  At June 7, 1996, (i) Reporting Person had the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, all 2,436,750 shares of Common Stock reported herein to be beneficially owned by the Reporting Person, and (ii) the Reporting Person would also have the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of all 2,092,500 shares of Common Stock underlying the Warrants, when, as and if it elected to exercise such Warrants, altogether aggregating (with its present direct 2,436,750 share holdings) 4,520,750 Common Shares, or approximately 26.5% as of June 7, 1996, computed as aforesaid. The Reporting Person has no present intent to exercise its voting power in a manner which would change or influence the control of the Issuer. In addition, the Reporting Person has made an undertaking to The Toronto Stock Exchange not to sell or otherwise dispose of any of the securities acquired from the Issuer June 7, 1996 reported on herein for a period of six months from June 7, 1996 or such period as is prescribed by the applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange or any other regulatory body having jurisdiction.

                           Note:   Reporting  Person  New  York  Life  Insurance
                  Company made its first investment in the Issuer April 3, 1995 by the private placement purchase from the Issuer of 1,748,750 Shares of Common Stock of Glyko Biomedical Ltd., representing approximately 12.0% of the issued and outstanding Shares, and exercisable Warrants for an additional 1,748,750 Common Shares ( which when, as and if exercised, would increase the 1995 investment to 3,497,500 Common Shares, or approximately
                  22 1/2% of those outstanding as of April 3, 1995).

Item 5.  Ownership of Five percent or less of a Class
                      Not Applicable

Item 6.  Ownership of Five percent or less of a Class
                      Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the
           Security being Reported on By the Parent Holding Company
                      Not Applicable

Item 8.  Identification and Classification of Members of the Group
                      Not Applicable

Item 9.  Notice of Dissolution of Group
                      Not Applicable

Item 10. Certification

          The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          By signing below I certify that, to the best of knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          The undersigned hereby further certifies that the Reporting Person acquired the above described Warrants from the Issuer as private placement investment and not for any disposition in contravention of applicable securities laws, with no present intention, plan or agreement providing for their exercise in reasonably foreseeable contemporary circumstances, provided that the disposition of its property remain the responsibility of its Board of Directors in accordance with Section 1411(b) of the New York Insurance Law, as amended and in effect from time to time hereafter.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.




                                    Date:  July 25, 1996

                                    New York Life Insurance Company



                                    /s/ John L. Mattana
                                    ------------------------------------------
                                    John L. Mattana, Investment Vice President